FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes....... No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

30 November 2016
HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2016

The Directors of HSBC Holdings plc (the "Company") have declared the third interim dividend for 2016 of US$0.10 per ordinary share. The dividend is payable on 6 December 2016 to holders of record on 21 October 2016 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register and to holders of record on 24 October 2016[1] on the Hong Kong Overseas Branch Register.
122,620,319 ordinary shares of US$0.50 each will be allotted and issued on 6 December 2016 by the Company to those shareholders who elected to receive the scrip dividend alternative.
The shares will rank pari passu with the existing issued ordinary shares of the Company. Application will be made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.
Dealings are expected to commence on 6 December 2016.
For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

[1] Record date on the Hong Kong Overseas Branch Register changed in accordance with Practice Note 8 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited due to raising of typhoon signal no.8 in Hong Kong on 21 October 2016.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 30 November 2016